Exhibit 99.2

NOVA CHEMICALS CORPORATION

GENERAL BY-LAW NO. 3

July 6, 2009

GENERAL BY-LAW NO. 3

a by-law relating generally to the transaction of the business and affairs of

NOVA CHEMICALS CORPORATION
(the “Corporation”)

ARTICLE		CONTENTS
1	—	Definitions and Principles of Interpretation
2	—	Directors
3	—	Committees
4	—	General Business
5	—	Borrowing
6	—	Officers
7	—	Protection of Directors, Officers and Others
8	—	Meetings of Shareholders
9	—	Shares and Securities
10	—	Dividends and Rights
11	—	Divisions and Business Units
12	—	Miscellaneous

BE IT ENACTED as a by-law of the Corporation as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1          Definitions

In this by-law and all other by-laws of the Corporation:

(a)           “the Act” means the Business Corporations Act (New Brunswick) or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b)           “articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(c)           “board” means the board of directors of the Corporation;

(d)           “by-laws” means the by-laws of the Corporation in force as amended or restated from time to time;

(e)           “director” means a director of the Corporation as defined in the Act;

(f)            “meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders, which includes a meeting of any class or series or one or more series of a class;

(g)           “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(h)           “officer” means an officer of the Corporation as defined in the Act, and for the purposes of Article 9, includes division or business unit Presidents and Vice Presidents; and

(i)            “person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.2          Interpretation

In this by-law and all other by-laws of the Corporation:

(a)           words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b)           all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

ARTICLE 2
DIRECTORS

2.1          Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

2.2          Election of Directors

(a)           At each annual meeting of shareholders all the directors whose term of office expires at the close of such annual meeting shall retire but, if qualified, shall be eligible for re-election.

(b)           The number of directors to be elected at any such annual meeting of shareholders shall be the number of directors then retiring unless the board otherwise determines.

2.3          Removal of Director

Subject to the provisions of the Act, the shareholders may, by ordinary resolution passed at a special meeting, remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board in accordance with the Act.

2.4          Ceasing to Hold Office

A director ceases to hold office when:

(a)           he dies;

(b)           he is removed from office by the shareholders;

(c)           he ceases to be qualified for election as a director, or

(d)           his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

2.5          Chairman of the Board

The board shall elect one of the directors to be Chairman of the board.

2.6          Vice Chairman of the Board and Deputy Chairman of the Board

The board may elect one or more of the directors to be Vice Chairman of the board or Deputy Chairman of the board.

2.7          Quorum

A majority of the number of the then serving directors of the Corporation shall constitute a quorum for the transaction of business at any meeting of the board. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

2.8          Calling of Meetings

Meetings of the board shall be held from time to time at any place within or outside New Brunswick or Canada, on such day and at such time as the board, the Chairman of the board, the President or any three directors may determine.

2.9          Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing. A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

2.10        Meetings Without Notice

Meetings of the board may be held at any time without formal notice if all directors are present or those absent have waived notice or have signified their consent in writing to the meeting being held in their absence. A director may in any manner waive notice of or otherwise consent to a meeting of the board and attendance of a director at a meeting of the board is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

2.11        First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

2.12        Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

2.13        Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

2.14        Chairman and Secretary

The Chairman of the board or, in the Chairman’s absence, the first mentioned of the following persons as have been appointed and who is a director and is present at the meeting: the Vice Chairman of the board, the Deputy Chairman of the board, the Chief Executive Officer, the President or, a Vice President shall be Chairman of any meeting of the board. If none of these officers are present, the directors present shall choose one of their number to be Chairman. The Secretary of the Corporation shall act as Secretary at any meeting of the board and, if the Secretary of the Corporation is absent, the Chairman of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

2.15        Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the Chairman of the meeting shall be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

2.16        Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to adequately hear each other during the meeting. A director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

2.17        Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility may vote by means of such facility.

2.18        Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

2.19        Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE 3
COMMITTEES

3.1          Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law.

3.2          Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the board.

3.3          Advisory Committees

The board may from time to time appoint such other committees comprised of directors and/or other persons who are not directors as it may deem advisable, but the functions of any such committee shall be advisory only.

3.4          Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside New Brunswick or Canada.

3.5          Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than one-half of its members, to elect its chairman and to regulate its procedure.

ARTICLE 4
GENERAL BUSINESS

4.1          Registered Office

The registered office of the Corporation shall be in the province of New Brunswick at such place and address therein as the board may from time to time determine.

4.2          Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

4.3          Financial Year

Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

4.4          Remuneration of the Auditor

The board shall determine the remuneration to be paid to the Corporation’s auditor.

4.5          Execution of Instruments

(a)           Unless otherwise specified herein or by the board, instruments in writing may be signed for and on behalf of the Corporation by:

(i)            any two of a director, the Chairman of the board, a Vice Chairman of the board, a Deputy Chairman of the board, the Chief Executive Officer, the President, a Vice President or any one of them together with the Secretary to the board, the Corporate Secretary, an Assistant Secretary, the Treasurer, an Assistant Treasurer, the Controller or an Assistant Controller; or

(ii)           any two Vice Presidents; or

(iii)          as to any instruments in writing pertaining solely to their division or business unit, any two division or business unit officers;

and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power by resolution to appoint any person or persons for and on behalf of the Corporation to sign instruments in writing generally or specifically. When required, the seal of the Corporation, which shall be of such form and device as may be approved by the board, may be affixed to instruments in writing signed as aforesaid.

(b)           Notwithstanding the foregoing, any officer or director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation.

(c)           Instruments in writing requiring the execution by the Secretary of the Corporation may be signed by either the Secretary to the board or the Corporate Secretary and in such event the execution by either such person shall be and be deemed to be the execution by the Secretary of the Corporation.

(d)           Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

The term ‘‘instruments in writing’’ as used in this Article includes, without limitation, agreements, contracts, deeds, mortgages, hypothecs, charges, bonds, debentures, share certificates or other securities, bills of exchange, conveyances, transfers, assignments, releases, receipts, discharges, proxies and powers of attorney.

4.6          Execution in Counterpart, by Facsimile, and by Electronic Signature

(a)           Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature or facsimile;

(b)           Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document;

(c)           Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document in accordance with the Electronic Transactions Act (New Brunswick).

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

4.7          Voting Rights in Other Bodies Corporate

Any two officers or directors may execute and deliver proxies and take any other steps as in the officer’s or director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

4.8          Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated including, without limitation, the borrowing of money and the giving of security therefor, by or under authority of the board. The board may delegate the transaction of such banking business, or any part thereof, on the Corporation’s behalf to such one or more officers or such other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

4.9          Information Available to Shareholders

Subject to the provisions of the Act, no shareholder shall be entitled to obtain any information respecting any details or conduct of the Corporation’s business which, in the opinion of the board, would not be in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by statute or authorized by the board.

ARTICLE 5
BORROWING

5.1          Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)           borrow money upon the credit of the Corporation;

(b)           issue, reissue, sell or pledge debt obligations or guarantee of the Corporation, whether secured or unsecured;

(c)           to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d)           mortgage, hypothecate, pledge or otherwise create a security interest in or other interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Nothing in this Article limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

5.2          Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of the board, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by Section 5.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 6
OFFICERS

6.1          Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation. In addition, the Chief Executive Officer shall have the power to appoint an Assistant Treasurer, an Assistant Secretary and such Division Presidents and/or Division Vice Presidents as the Chief Executive Officer considers appropriate. Any such Division Presidents and Division Vice Presidents are not, and shall not be, unless otherwise designated by the board, officers of the Corporation.

6.2          Capacity

The board may determine that the Chairman of the board, any Vice Chairman of the board or any Deputy Chairman of the board shall not be an officer of the Corporation and shall only act in a non-executive capacity and shall possess and exercise such authority and powers and perform such duties as may be determined by the board.

ARTICLE 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1          Limitation of Liability

No director or officer shall be liable for:

(i)            the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(ii)           any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(iii)          any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(iv)          any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(v)           any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto,

unless the same shall happen by or through the director’s or officer’s failure to exercise the powers and to discharge the duties of the director’s or officer’s office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2          Indemnity of Directors and Officers

(a)           The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity of another entity, and their respective heirs, executors, administrators and other legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)           The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i)            acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

(ii)           in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c)           The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (b).

(d)           If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

(e)           Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)            was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)           fulfills the conditions set out in paragraph (b).

7.3          Indemnification of Others

Subject to the Act, the Corporation shall indemnify its employees and agents, as the directors may determine, on the same basis as upon which the persons referred to in Section 7.2 are indemnified.

7.4          Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in Section 7.2 against any liability incurred by such individual:

(a)           in the individual’s capacity as a director or officer of the Corporation; or

(b)           in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

7.5          Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 8
MEETINGS OF SHAREHOLDERS

8.1          Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, the Chairman of the board, any Vice Chairman or Deputy Chairman of the board, the Chief Executive Officer or the President, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2          Place of Meetings

Meetings of shareholders may be held at such place within or outside New Brunswick or Canada as the director or the person calling the meeting shall determine.

8.3          Notice of Meetings

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4          Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to adequately hear each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5          Electronic Meetings

Subject to the Act and the consent of the directors, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6          Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held.  A copy of every such resolution or counterpart thereof shall be kept with the minutes of the meetings of shareholders.

8.7          Chairman and Secretary

The Chairman of the board or, in the Chairman’s absence, the first mentioned of the following persons as have been appointed and who is present at the meeting and who is willing to act as Chairman: any Vice Chairman of the board, any Deputy Chairman of the board, Chief Executive Officer, President or, a Vice President who is a shareholder shall be Chairman of any meeting of shareholders. If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a Chairman from amongst themselves. The Secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the Secretary of the Corporation be absent, the Chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the Chairman with the consent of the meeting.

8.8          Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting. The Chairman of a meeting of shareholders may order the removal from the meeting of any person whose conduct, in the opinion of the Chairman, has prejudiced or is likely to prejudice, the orderly conduct of the meeting.

8.9          Quorum

Unless otherwise specified in the provisions attaching to any class or series of shares of the Corporation, a quorum for the transaction of business at any meeting of shareholders shall be met if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.10        Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.11        Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the Secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof prior to the time of voting.

8.12        Voting

(a)           Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon that question.

(b)           If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote the shares jointly held by them.

8.13        Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the Chairman may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.14        Electronic Voting

(a)           Notwithstanding Section 8.12, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with Section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

(b)           Any vote referred to in Section 8.12 or 8.13 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(i)            enables the votes to be gathered in a manner that permits their subsequent verification; and

(ii)           permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.15        Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the Chairman of the meeting shall not be entitled to a second or casting vote.

ARTICLE 9
SHARES AND SECURITIES

9.1          Issuance

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase, or authorize the issue or grant of options to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2          Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.3          Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a)           the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)           the number of shares or other securities held by each holder; and

(c)           the date and particulars of the issue and transfer of each share or other security.

9.4          Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.5          Non-recognition of Trusts

Subject to the Act, the Corporation shall treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s record or on the share certificate.

9.6          Security Certificates

(a)           Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgement of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve.

(b)           Security certificates shall be signed by at least one of the following persons:

(i)            any director or officer of the Corporation;

(ii)           a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(iii)          a trustee who certifies it in accordance with a trust indenture.

(c)           Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

9.7          Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.8          Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

9.9          Deceased Shareholder

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends except as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

ARTICLE 10
DIVIDENDS AND RIGHTS

10.1        Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2        Dividend Cheques

Subject to any special rights attached to any class or series of shares, a dividend payable in cash shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation. The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as the Corporation considers appropriate.

10.3        Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case. No dividend shall bear interest against the Corporation.

10.4        Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 11
DIVISIONS AND BUSINESS UNITS

11.1        Creation and Consolidation of Divisions and Business Units

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions or business units upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division or business unit to be further divided into sub-units and the business and operations of any such divisions, business units or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.2        Name of Division or Business Unit

Any division, business unit or their sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with Section 4.5 as if it had been entered into or signed in the name of the Corporation.

ARTICLE 12
MISCELLANEOUS

12.1        Timing of Delivery of Notices

(a)           Any notice, document or other information delivered to a director, officer, shareholder, auditor or member of a committee of the board by prepaid mail or personal delivery in accordance with the Act shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the addressee did not receive the notice, document or other information at that time or at all.

(b)           Subject to the Act, wherever a notice, document or other information is provided to a person in the form of an electronic document in accordance with Section 4.6, such document shall be deemed to have been provided at the time it leaves an information system within the control of the originator or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

12.2        Notice to Corporation

A notice or document required or permitted to be sent to or served on the Corporation may be:

(a)           delivered to the office of the Corporate Secretary at the Corporation’s registered office in which event it shall be deemed to be received on the date of such delivery; or

(b)           sent by registered mail to the Corporation’s registered office to the attention of the Corporate Secretary in which event it shall be deemed to be received or served at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for belief that the Corporation did not receive the notice or document at that time or at all.

12.3        Waiver of Notice

Any shareholder (or such shareholder’s duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.4        Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.5        Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

12.6        Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the share register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.7        Certificates

A certificate of the secretary to the board, the Corporate Secretary, an Assistant Secretary or other duly authorized officer of the Corporation in office at the time of making the certificate or a duly authorized employee of any transfer agent of the Corporation, as to the facts in relation to the delivery or mailing of any notice to any shareholder shall be prima facie evidence thereof.

12.8        Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

12.9        Effective Date

This by-law shall come into force immediately upon shareholder approval and the issuance of a certificate of continuance to the Corporation by the Director under the Act.

12.10      Repeal

General By-law No. 2 of the Corporation shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

DATED as of July 6, 2009